

March 26, 2013

Via E-mail
Jack Wagenti
Chief Executive Officer
American International Ventures, Inc.
6004 Tealside Court
Lithia, FL 33547

> **Re:** **American International Ventures, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed March 6, 2013**
> **File No. 000-30368**

Dear Mr. Wagenti:

We have reviewed your responses to the comments in our letter dated June 28, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Item 1. Business, page 4

Description of Placer Gold Prospecting, Inc.'s Business, page 5

1. We note your response to our prior comment 16 and reissue. For each property discussed in this section and in the Prior Business Activities and Other Business Activity sections, please insert a small-scale map showing the location and access to your property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

   - A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

   - A graphical bar scale or representation of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

   - A north arrow.

   - An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

   - A title of the map or drawing, and the date on which it was drawn.

   Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. In this regard, we note that you have not included maps for the

Burner, Indian Mine, TNT Mine, Virgilia Mine or Turner Ranch properties. Additionally, we note that the included maps attached as Exhibit 99 do not include a detailed legend, an index map showing where the property is situated in relationship to the state or other geographical area and a clear map title and date. Please include or revise each map as applicable.

2. We note your response to our prior comment 17 and reissue. For each property discussed in this section and in the Prior Business Activities and Other Business Activity sections, please revise to include the information required under paragraph (b) of Industry Guide 7.

Description of our Current Business, page 6

3. We note your response to our prior comment 23 and reissue. We note your disclosure in this section that you plan to focus on "acquiring gold and base mineral resource properties that have historically produced gold and silver until 1942 when all gold production in the United States was halted due to World War II." This reference appears dated. Please revise to clarify what you mean by that statement and the types of properties that you plan to acquire and explore. For instance, are you targeting properties that were last mined in 1942? To the extent you indicate that your properties produced gold or silver in the past, please add balancing language that there is no guarantee that such properties will produce gold or silver in the future or that these properties may have already been depleted, as they were previously mined. Please revise this report throughout as applicable.

Exploration Business and Operations, page 8

4. We note your disclosure in the second full risk factor on page 18 that you plan to construct a plant on the Golden Eagle property at an estimated cost of $500,000. Please revise this section to discuss your exploration plans for the Golden Eagle property to include, without limitation, your proposed program of exploration and development and the associated costs and time frames. Also, balance the discussion by indicating here that you presently do not have the funding available, as you have indicated at the end of the second full risk factor that begins on page 18.

5. We note your disclosure that you anticipate needing $8-10 million in additional financing over the next 12 months. Please revise this section and the Liquidity and Capital Resources section on page 24 to detail and quantify the various financing requirements included within this financing estimate.

Item 2. Financial Information, page 23

Management's Discussion and Analysis of Financial Condition, page 23

Liquidity and Capital Resources, page 24

6. We note your disclosure in this section that you anticipate needing $5-7 million in additional financing over the next 12 months. Please reconcile with your disclosure in the Exploration Business and Operations section on page 8 which details additional financing requirements of $8-10 million.

Item 6. Executive Compensation, page 30

7. We note that in fiscal 2012 you paid certain compensation to Messrs. White and Nash as reflected in the "Salary" and "All Other Compensation" columns. We also note that these amounts haven't been reflected in the "Total" column. Please revise for each named executive officer.

Item 9. Market Price of and Dividends on the Registrant's Common Equity, page 31

8. We note your response to our prior comment 55 and reissue. We note that you have an approved stock option plan. Please revise to provide the information and table required by Item 201(d) of Regulation S-K.

Financial Statements, page 33

Notes to Financial Statements, page 38

11. Subsequent Events, page 46

9. We note from your response to our prior comment 62 that all transactions in the subsequent events footnote were conducted with "independent third parties." However, we note from page 5 of this report that the Golden Eagle property was purchased from Tucker White, who appears to have been your President at that time. Therefore, as originally requested, please tell us the identity of the parties from who these properties were acquired and the nature and amount of the consideration issued by you to obtain these properties. Your response and revised disclosure should specifically state the purchase price of the property, how such purchase price was paid (cash, common stock or note payable), and how the value of the common stock on the date of issuance was determined. We may have further comment upon receipt of your response.

Other

10. We note that the company is currently delinquent with respect to its reporting obligations under the Exchange Act of 1934. In this regard, we note that the company has not yet filed its Annual Report on Form 10-K for the fiscal year ended May 31, 2012 or its Quarterly Reports on Form 10-Q for the quarterly periods ended August 31, 2012 or November 30, 2012. Please file these delinquent periodic reports as soon as possible.

11. At the conclusion of our letter to you dated June 28, 2012, we asked for a written statement from the company with certain acknowledgments. We note that those acknowledgements have been provided by counsel in response letters. However, the request is for a written statement from the company. As such, please provide us with a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgments. You will note that we have reproduced the original request at the conclusion of this letter, below.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
       Thomas E. Boccieri, Esq.